Mail Stop 3010

March 11, 2010

Ms. Jennifer Barbetta
Managing Director and Chief Financial Officer
Goldman Sachs Hedge Strategies LLC
One New York Plaza
New York, NY 10004

> **Re:** **Goldman Sachs Hedge Fund Partners, LLC**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2009**
> **File No. 0-50723**

Dear Ms. Barbetta:

We have read your supplemental response letter dated February 9, 2010 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Note 3, Investments, page F-10

1.  We note your response to our prior comment 1. Please revise your disclosure related to each significant investee to include their schedule of investments categorized by type, geographic region, and industry, in addition to the categorization by investment strategy as you have proposed. Further include disclosure of and name each investment constituting more than 5 percent of net assets of each significant investee. Refer to ASC 946-210-50-6 through 50-10.

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant